c/o Kuanggong Road and Tiyu Road 10th Floor, Chengshi Xin Yong She, Tiyu Road, Xinhua District s

Pingdingshan, Henan Province s People’s Republic of China s Phone: +86-3752882999

February 11, 2015

John Cash, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	SinoCoking Coal and Coke Chemical Industries, Inc.

Correspondence to Comments to Form 10-K for the year ended June 30, 2014

Filed: February 11, 2015

File No.: 1-15931

Dear Mr. Cash:

On behalf of SinoCoking Coal and Coke Chemical Industries, Inc. (the “Registrant”) and in response to the comments set forth in your letter dated January 14, 2015, we are writing to supply additional information. Capitalized terms used herein shall have the meanings ascribed to them in the Form 10-K for the year ended June 30, 2014 unless otherwise defined herein.

Item 1. Business

Our Products and Operations, page 6

1.	Please provide us with a detailed reconciliation of coal purchased, products produced, and products sold.

We have reconciled our coal purchased, products produced, and products sold in 2014, as follows:

	Initial Storage		Purchase put in Storage		Production put in Storage
	Volume (Tons)	Amount (RMB)	Volume (Tons)	Amount (RMB)	Volume (Tons)	Amount (RMB)
Raw Coal	525.73	158,263.84	164,824.34	76,321,807.23	0.00	0.00
Washed Coal	2,417.79	1,895,415.69	208,288.37	175,153,236.73	99,164.40	79,920,313.69
Coke	12,459.92	15,453,237.60	0.00	0.00	219,116.54	259,646,680.87
Coke Powder	0.00	0.00	0.00	0.00	7,827.66	7,137,832.15
Crude Benzol	0.00	0.00	0.00	0.00	911.04	0.00
Power Coal	0.00	0.00	0.00	0.00	33,051.40	0.00
Coke Tar	0.00	0.00	0.00	0.00	9,031.97	0.00
Coal Slurries	0.00	0.00	0.00	0.00	16,449.88	0.00
Total	15,403.44	17,506,917.13	373,112.71	251,475,043.96	385,552.89	346,704,826.71

John Cash, Branch Chief

February 11, 2015

	Production Consumption		Sales out of storage		Ending Balance
	Volume (Tons)	Amount (RMB)	Volume (Tons)	Amount (RMB)	Volume (Tons)	Amount (RMB)
Raw Coal	165,274.00	76,447,364.12	0.00	0.00	76.07	32,706.95
Washed Coal	283,696.00	234,213,194.98	25,157.56	21,957,279.30	1,017.00	798,491.84
Coke	0.00	0.00	191,302.97	230,316,540.51	40,273.49	44,783,377.96
Coke Powder	0.00	0.00	7,827.66	7,137,832.15	0.00	0.00
Crude Benzol	0.00	0.00	911.04	0.00	0.00	0.00
Power Coal	0.00	0.00	33,051.40	0.00	0.00	0.00
Coke Tar	0.00	0.00	9,031.97	0.00	0.00	0.00
Coal Slurries	0.00	0.00	16,449.88	0.00	0.00	0.00
Total	448,970.00	310,660,559.10	283,732.48	259,411,651.96	41,366.55	45,614,576.75

Purchaser	Volume (TONS)	Amount (RMB)
Crude Benzol	911.04	4,985,299.14
Fashun WANG	911.04	4,985,299.14
Power Coal	33,051.40	9,887,170.95
Wuhan Tieying Trading Co., Ltd.	33,051.40	9,887,170.95
Coke Powder	7,827.66	7,657,864.38
Fangda Tegang Technology Co., Ltd.	7,827.66	7,657,864.38
Coke	191,302.97	238,972,199.75
Chaochuan Coking Co., Ltd.	7,991.29	10,586,751.71
Chizhou Chengxing Foundry Co., Ltd.	17,159.65	23,310,471.80
Fangda Tegang Technology Co., Ltd.	75,204.15	92,940,905.86
Fujian San'an Steel Co., Ltd.	2,564.19	3,031,926.32
Guangzhou Meijian Company	2,686.44	3,558,953.68
Henan Shenhuo International Trade Co., Ltd.	1,771.75	2,029,183.76
Henan Tongfang Trade Co., Ltd.	13,930.63	18,234,917.90
Lengshui Jianghehua Goods and Materials Trading Co., Ltd.	8,674.79	9,199,157.63
Tongling Fuxin Steel Co., Ltd.	4,330.69	5,385,221.79
Wuhan Railway Zhongli Group	52,256.20	65,535,319.74
Xinyu Fangda Industrial Co., Ltd.	4,733.19	5,159,389.56
Coke Tar	9,031.97	17,712,505.16
Xiangbin CHENG	2,209.89	4,333,117.10
Guisheng LI	2,250.34	4,413,659.83
Fashun WANG	2,283.86	4,479,126.51
Wenzhong WANG	2,287.88	4,486,601.72
Washed Coal	25,157.56	25,802,625.65
Zhengzhou Baonuo Commercial and Trading Co.,Ltd.	25,157.56	25,802,625.65
Coal Slurries	16,449.88	3,676,237.60
Wuhan Zhengtong Industry and Trade Co., Ltd.	16,449.88	3,676,237.60
Total	283,732.48	308,693,902.62

John Cash, Branch Chief

February 11, 2015

Property, Plant and Equipment, page 19

2.	We note your disclosure of proven and probable reserves for each of your coal mines. Please forward to our engineer, as supplemental information and not as part of your filing, your technical report(s) or the information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. This information should include:

•	Acreage breakdown by owned, leased or other.
•	Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.
•	Drill-hole maps showing drill intercepts.
•	Justifications for the drill hole spacing used at various classification levels.
•	General cross-sections that indicate the relationship between coal seams, geology, and topography.
•	A detailed description of your procedures for estimating reserves.
•	The specific criteria used to estimate reserves.
•	An indication of how many years are left in your longest-term mining plan for each reserve block.
•	Site specific economic justification for the criteria you used to estimate reserves.
•	Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.
•	Third party reviews of your reserves that were developed within the last three years.
•	Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, if possible please provide the requested information on a CD formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call if he has questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202)551-3610.

We are furnishing the requested information on a CD formatted as Adobe PDF files under a separate cover letter to your Mining Engineer, John Coleman, along with the name and phone number for a person your engineer may call if he has questions about the Registrant’s reserves.

Signatures, page 57

3.	In future filings please ensure that your controller or principal accounting officer signs the Form 10-K on behalf of the registrant. See General Instruction D of Form 10-K.

We ensure that in future filings the Registrant’s controller or principal accounting officer will sign the Form 10-K on behalf of the registrant.

As requested, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John Cash, Branch Chief

February 11, 2015

Thank you in advance for your assistance in reviewing this response.

Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Mr. Anthony W. Basch, at 804-771-5725.

Sincerely, /s/ Song Lv Song Lv

Cc: Anthony W. Basch (awbasch@kaufcan.com)